

November 5, 2024

Jonathan Lin
Chief Executive Officer
Oxley Bridge Acquisition Limited
Unit 1009
3 Garden Road
Hong Kong

> **Re: Oxley Bridge Acquisition Limited**
> **Draft Registration Statement on Form S-1**
> **Submitted October 9, 2024**
> **CIK No. 0002034313**

Dear Jonathan Lin:

We have reviewed your draft registration statement and have the following comments.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 submitted October 9, 2024

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company's operations in China (including Hong Kong and Macau). Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of the securities you are registering for sale or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China's government, such as those related to the use of data security or anti-monopoly concerns, have or may impact the company's

ability to conduct its business, accept foreign investments, or list on a U.S. or other foreign exchange. Please disclose the location of your auditor's headquarters and whether and how the Holding Foreign Companies Accountable Act, as amended by the Consolidated Appropriations Act, 2023, and related regulations will affect your company. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

2.   Provide a description of how cash is transferred through your organization. State whether any transfers, dividends, or distributions have been made to date between the company, or to investors, and quantify the amounts where applicable.

3.   We note your disclosure that certain institutional investors may purchase non-managing sponsor membership interests and may purchase shares in the offering. Please disclose whether there is a cap on the amount that each investor may purchase. Please also disclose that the non-managing sponsor investors will have the potential to realize enhanced economic returns from their investment as compared to other investors purchasing in the offering.

Summary, page 1

4.   In your summary of risk factors, disclose the risks that your corporate structure and being based in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of the securities you are registering for sale. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

5.   Disclose each permission or approval that you are required to obtain from Chinese authorities to operate your business and to offer the securities being registered to foreign investors. State whether you are covered by permissions requirements from the China Securities Regulatory Commission (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Please also describe the consequences to you and your investors if you: (i) do not receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

6.   Provide a clear description of how cash is transferred through your organization. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.

7.   We note your disclosure in the table on page 10 that you may pay finder's fees, advisor fees, consulting fees, or success fees to your sponsor, officers, directors, or affiliates. However, on page 38, you state that such fees may only be paid to your independent directors or their respective advisors. Please revise your disclosure throughout to reconcile this discrepancy.

8.   Please revise the disclosures outside of the table on page 11 to describe the extent to which the conversion of the working capital loans into private placement warrants and the cashless exercise of private placement warrants may result in a material dilution of the purchasers' equity interests. In addition, when discussing the anti-dilution rights in this section and throughout the prospectus, please clarify the percentage ownership that will be maintained. See Item 1602(b)(6) of Regulation S-K.

Appointment and removal of directors . . ., page 22

9.   Please expand your disclosure here, and elsewhere as appropriate, including your risk factor on page 46, to also explain the number of public shares needed if a special resolution is required to approve the initial business combination, including (i) if you assume that all outstanding shares are voted and (ii) if you assume that only the number of shares representing a quorum are voted. Please also disclose the number of public shares needed in matters requiring a shareholder vote if the non-managing sponsor investors acquire the shares upon which they have expressed an interest and vote their shares in favor in such vote.

Summary of Risk Factors, page 44

10.   Please expand your disclosure to add a summary risk factor highlighting the risks related to the non-managing sponsor investors' expression of interest, as you explain on page 81.

Risk Factors, page 46

11.   Given the Chinese government's significant oversight and discretion over the search for a target company, please revise to describe any material impact that intervention, influence, or control by the Chinese government has or may have on your business or on the value of your securities. Highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your securities. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. We remind you that, pursuant to federal securities rules, the term "control" (including the terms "controlling," "controlled by," and "under common control with") means "the possession, direct or indirect, of the power to direct or

cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise."

12.   In light of recent events indicating greater oversight by the Cyberspace Administration of China (CAC) over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your search for a target company and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

We may issue additional Class A ordinary shares or preference shares . . ., page 62

13.   We note your disclosure that you may issue additional ordinary or preference shares to complete your initial business combination. Please expand your disclosures to clearly disclose the impact to you and investors, including that the arrangements result in costs particular to the de-SPAC process that would not be anticipated in a traditional IPO. If true, disclose that the agreements are intended to ensure a return on investment to the investor in return for funds facilitating the sponsor's completion of the business combination or providing sufficient liquidity.

We may not be able to complete an initial business combination . . ., page 70

14.   With a view toward disclosure, please tell us whether your sponsor is controlled by, has any members who are, or has substantial ties with, a non-U.S. person.

Risks Relating to Our Management Team, page 76

15.   We note the disclosure on page 13 and elsewhere that in order to facilitate your initial business combination or for any other reason determined by your sponsor in its sole discretion, your sponsor may surrender or forfeit, transfer or exchange your founder shares, private placement warrants or any of your other securities, including for no consideration, as well as subject any such securities to earn-outs or other restrictions, or otherwise amend the terms of any such securities or enter into any other arrangements with respect to any such securities. Please add risk factor disclosure about risks that may arise from the sponsor having the ability to remove itself as your sponsor before identifying a business combination, including through the unconditional ability to transfer the founder shares or otherwise.

Proposed Business, page 109

16.   Please revise to disclose in the introduction to this section that the location of the company in Hong Kong and a majority of your executive officers and/or directors having significant ties to China may make you a less attractive partner to a non China-based target company, which may therefore limit the pool of acquisition candidates.

Executive Officer and Director Compensation, page 144

17.   Please revise to discuss the membership interests in the sponsor that your independent directors will receive for their services as a director. See Item 402(r)(3) of Regulation S-K.

Restrictions on Transfers of Founder Shares and Private Placement Warrants, page 155

18. Please revise to disclose those certain limited circumstances when the members of the sponsor may transfer their membership interests, as required by Item 1603(a)(6) of Regulation S-K, including whether or how such transfer restrictions apply to the non-managing sponsor investors' expression of interest.

General

19. Please address specifically any PRC regulations concerning mergers and acquisitions by foreign investors that your initial business combination transaction may be subject to, including PRC regulatory reviews, which may impact your ability to complete a business combination in the prescribed time period. Also address any impact PRC law or regulation may have on the cash flows associated with the business combination, including shareholder redemption rights.

20. Please include a separate section on enforcement of liabilities addressing the enforcement risks related to civil liabilities due to you, your sponsor, and some of your officers and directors being located in China or Hong Kong. For example, revise to discuss more specifically the limitations on investors being able to effect service of process and enforce civil liabilities in China, lack of reciprocity and treaties, and cost and time constraints. Also, please disclose these risks in the business section, which should contain disclosures consistent with the separate section. Additionally, please identify each officer and director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals.

21. Regarding your disclosure of the expressions of interest by the non-managing sponsor investors to indirectly purchase private placement warrants by purchasing sponsor membership units, please revise to add clarifying disclosure to directly compare the percentage of such private warrants that may be purchased to the percentage of private warrants to be held by the sponsor following the offering (and after taking into effect the transfers of membership interests in your sponsor to the independent directors, as you disclose on page 10 and elsewhere). Please also revise to disclose the nominal purchase price to be paid by them for the founder shares.

22. Please revise to disclose whether the non-managing sponsor investors' membership interest units are subject to any transfer restrictions, such as a lock-up agreement. We note your disclosure on page 21 and elsewhere that except in certain limited circumstances, no member of the sponsor (including the non-managing sponsor investors) may transfer all or any portion of its membership interests in the sponsor. We also note your cross-reference to more information in the Principal Shareholders section under "Restrictions on Transfers of Founder Shares and Private Placement Warrants." However, such disclosure does not appear to address the non-managing sponsor investors' membership interest units in the sponsor.

Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Stuart Neuhauser